FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For September, 2009

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

DESWELL ANNOUNCES AVAILABILITY OF
2009 ANNUAL REPORT TO SHAREHOLDERS

MACAO—September 9, 2009 -- Deswell Industries, Inc. (Nasdaq: DSWL) today that the Company has furnished hard copy of its 2009 Annual Report to Shareholders, which includes its audited financial statements for its fiscal year ended March 31, 2009, to the United States Securities and Exchange Commission (“SEC”) and The Nasdaq Stock Market ("NASDAQ"). Deswell filed its Annual Report on Form 20-F, which also included its audited financial statements for its fiscal year ended March 31, 2009, with SEC on August 14, 2009.

As a result of amendments to NASDAQ's Marketplace Rules, a NASDAQ listed company may satisfy the requirement to distribute an annual report to shareholders by posting the annual report it furnishes to the SEC on its corporate website and by delivering a hard copy, without charge, to any shareholder who requests it.

Deswell has posted its 2009 Annual Report to Shareholders on its website and it can be accessed electronically at http://www.deswell.com/invest.html. The Company will deliver a paper copy of its 2009 Annual Report to Shareholders, including its complete audited financial statements, free of charge, to any shareholder within a reasonable time after request. The Company will also deliver a paper copy of its 2009 Annual Report on Form 20-F to any shareholder within a reasonable time after request. To obtain a paper copy of Deswell's 2009 Annual Report to Shareholders or 2009 Annual Report on Form 20-F, written request should be made to Deswell Industries, Inc., 17B, Edificio Comercial Rodrigues, 599 Avenida da Praia Grande, Macao, SAR, PRC. If a shareholder does not expressly specify which of the two annual reports it wishes to obtain, Deswell will provide its 2009 Annual Report to Shareholders.

ANNUAL MEETING OF SHAREHOLDERS

Deswell's 2009 Annual Meeting of Shareholders is scheduled to be held at a meeting room of the Omni–Berkshire Hotel, 21 East 52nd Street at Madison Avenue, New York, New York 10022, USA on September 24, 2009 at 2:00 p.m. New York time. The record date for shareholders entitled to vote at Deswell's 2009 Annual Meeting is August 12, 2009.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by
/s/ Franki Tse
Franki Tse Chief Executive Officer

Date: September 9, 2009